                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934  [FEE REQUIRED]

         For the year ended December 31, 1996

                                      OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES
EXCHANGE ACT OF 1934  [NO FEE REQUIRED]


For the transition period from____________________ to ________________________

Commission file number:  0-14399


                          (Name and Address of Plan)

                       Golden Retirement Savings Program
                  850 Third Avenue, New York, New York 10022
       Registrant's telephone number including area code: (212) 583-6700


                         (Name and Address of Issuer)

                    Golden Books Family Entertainment, Inc.
                  850 Third Avenue, New York, New York 10022





This document consists of 24 pages. The Exhibit Index begins on page 20.

                       Golden Retirement Savings Program

                             Financial Statements

                    Years ended December 31, 1996 and 1995




                                   CONTENTS

Report of Independent Auditors.............................................. 1

Financial Statements

Statements of Net Assets Available for Benefits............................. 2
Statements of Changes in Net Assets Available for Benefits.................. 4
Notes to Financial Statements............................................... 6


All funds of the Plan are held in a Master Trust.
   As a result, supplemental schedules are omitted because they are inapplicable under the Department of Labor's Rules and Regulations.

                        Report of Independent Auditors

The Plan Administrator
Golden Retirement Savings Program

We have audited the accompanying statement of net assets available for benefits of Golden Retirement Savings Program (the Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 1995, were audited by other auditors whose report dated April 26, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                             ERNST & YOUNG LLP

June 27, 1997

                       Golden Retirement Savings Program

                Statements of Net Assets Available for Benefits

                               December 31, 1996

                                   Parent                                        Putnam
                                   Company      Guaranteed     Putnam Growth     Global        Putnam        Putnam New
                                    Stock         Income         and Income      Growth       Investors    Opportunities
                                    Fund        Contracts          Fund           Fund         Fund            Fund
                                -------------------------------------------------------------------------------------------
ASSETS
Investment funds                $         -     $                $3,726,864    $1,184,321   $1,586,802      $3,873,179
Guaranteed income contracts               -      14,356,281               -             -            -               -
Parent Company stock                554,198               -               -             -            -               -
Loans receivable from
   participants                           -               -               -             -            -               -
                                -------------------------------------------------------------------------------------------
                                    554,198      14,356,281       3,726,864     1,184,321    1,586,802       3,873,179
Receivables:
   Employer contribution
     receivable                       1,524          13,059           8,533         3,770        3,444          11,168
   Employee contribution
     receivable                       4,440          36,949          25,089        10,755       10,036          33,221
                                -------------------------------------------------------------------------------------------
                                      5,964          50,008          33,622        14,525       13,480          44,389
                                -------------------------------------------------------------------------------------------
Total assets                        560,162      14,406,289       3,760,486     1,198,846    1,600,282       3,917,568

LIABILITIES
Payable to third parties                  -          63,352               -             -            -               -
                                -------------------------------------------------------------------------------------------
Net assets available for
   benefits                        $560,162     $14,342,937      $3,760,486    $1,198,846   $1,600,282      $3,917,568
                                ===========================================================================================
                               George Putnam
                                   Fund
                                    of            Loan
                                  Boston          Fund          Total
                               ------------------------------------------
ASSETS
Investment funds                $1,808,358     $        -     $ 12,179,524
Guaranteed income contracts              -              -      14,356,281
Parent Company stock                     -              -         554,198
Loans receivable from
   participants                          -      1,290,894       1,290,894
                               -------------------------------------------
                                 1,808,358      1,290,894      28,380,897
Receivables:
   Employer contribution
     receivable                      3,439              -          44,937
   Employee contribution
     receivable                     10,560              -         131,050
                               -------------------------------------------
                                    13,999              -         175,987
                               -------------------------------------------
Total assets                     1,822,357      1,290,894      28,556,884

LIABILITIES
Payable to third parties                 -              -          63,352
                               -------------------------------------------
Net assets available for
   benefits                     $1,822,357     $1,290,894     $28,493,532
                               ===========================================

See accompanying notes.

                       Golden Retirement Savings Program

                               December 31, 1995


                                                                        Total
                                                                    -----------
ASSETS
Investment funds                                                    $ 6,846,913
Guaranteed income contracts                                          20,462,300
Parent Company stock                                                    388,891
Loans receivable from participants                                    1,237,741
Accrued income receivable                                               110,250
                                                                    -----------
                                                                     29,046,095
Receivables -
   Employee contribution receivable                                     159,579
                                                                    -----------
Total assets                                                         29,205,674


LIABILITIES
Payable to third parties                                                 31,223
                                                                    -----------

Net assets available for benefits                                   $29,174,451
                                                                    ===========

See accompanying notes.

                       Golden Retirement Savings Program

          Statements of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1996

                                                                                                     Putnam       Putnam
                                                                        Parent       Guaranteed      Growth       Global
                                       Conservative     Aggressive      Company        Income      and Income     Growth
                                       Equity Fund     Equity Fund    Stock Fund     Contracts        Fund         Fund
                                      ---------------------------------------------------------------------------------------
Interest and dividends                   $         -    $        -      $      -    $ 1,191,923    $  297,569   $   83,436
Appreciation (depreciation)                   39,672        51,253       174,320              -        95,628       (6,351)
                                      ---------------------------------------------------------------------------------------
Total investment (loss) income                39,672        51,253       174,320      1,191,923       393,197       77,085

Contributions:
   Employer                                   10,583         6,928        16,486         99,861        82,288       36,689
   Participants                               37,467        33,607        57,675        635,177       260,328      108,629
                                      ---------------------------------------------------------------------------------------
                                              48,050        40,535        74,161        735,038       342,616      145,318
                                      ---------------------------------------------------------------------------------------
Total additions                               87,722        91,788       248,481      1,926,961       735,813      222,403

Deductions:
   Benefit payments                          187,890       140,094        99,130      4,280,836        60,686        9,269
   Administrative expenses                         -             -            55         65,255           453          161
                                      ---------------------------------------------------------------------------------------
Total deductions                             187,890       140,094        99,185      4,346,091        61,139        9,430
Transfer of assets (to) from other
   funds                                  (1,724,261)   (1,636,799)      (22,476)    (7,297,283)    3,093,882      985,873
Transfer of assets (to) from other
   plans                                           -             -        (8,111)       106,969        (8,070)           -
                                      ---------------------------------------------------------------------------------------

Net increase (decrease)                   (1,824,429)   (1,685,105)      118,709     (9,609,444)    3,760,486    1,198,846
Net assets available for benefits at
   beginning of year                       1,824,429     1,685,105       441,453     23,952,381             -            -
                                      ---------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                        $         -    $        -      $560,162    $14,342,937    $3,760,486   $1,198,846
                                      =======================================================================================
                                                      Putnam
                                        Putnam          New       George Putnam
                                       Investors   Opportunities       Fund           Loan
                                         Fund          Fund         of Boston         Fund          Total
                                      ------------------------------------------------------------------------
Interest and dividends                 $  186,965   $   30,251     $  146,968      $   71,580    $ 2,008,692
Appreciation (depreciation)               (23,923)    (248,761)        35,396               -        117,234
                                      ------------------------------------------------------------------------
Total investment (loss) income            163,042     (218,510)       182,364          71,580      2,125,926

Contributions:
   Employer                                32,403      108,276         32,555               -        426,069
   Participants                           103,192      402,172        107,865               -      1,746,112
                                      ------------------------------------------------------------------------
                                          135,595      510,448        140,420               -      2,172,181
                                      ------------------------------------------------------------------------
Total additions                           298,637      291,938        322,784          71,580      4,298,107

Deductions:
   Benefit payments                        29,444       40,980         31,561         123,491      5,003,381
   Administrative expenses                    265          621            165               -         66,975
                                      ------------------------------------------------------------------------
Total deductions                           29,709       41,601         31,726         123,491      5,070,356
Transfer of assets (to) from other
   funds                                1,327,048    3,662,925      1,539,369          71,722              -
Transfer of assets (to) from other
   plans                                    4,306        4,306         (8,070)              -         91,330
                                      ------------------------------------------------------------------------

Net increase (decrease)                 1,600,282    3,917,568      1,822,357          19,811       (680,919)
Net assets available for benefits at
   beginning of year                            -            -              -       1,271,083     29,174,451
                                      ------------------------------------------------------------------------
Net assets available for benefits
   at end of year                      $1,600,282   $3,917,568     $1,822,357      $1,290,894    $28,493,532
                                      ========================================================================


See accompanying notes.

                       Golden Retirement Savings Program

                         Year ended December 31, 1995

                                                                                                  Parent           Interest
                                                            Conservative       Aggressive         Company        Accumulation
                                                            Equity Fund        Equity Fund      Stock Fund           Fund
                                                        -------------------------------------------------------------------------
Interest                                                 $             -     $         433      $       992        $  1,358,618
Dividends                                                         94,971            75,575                -                   -
Appreciation (depreciation)                                      252,602           413,288          (86,922)                  -
                                                        -------------------------------------------------------------------------
Total investment (loss) income                                   347,573           489,296          (85,930)          1,358,618

Contributions:
   Employer                                                       63,487            51,162           27,944             505,380
   Participants                                                  189,090           158,183           76,521           1,671,373
Transfer of assets (to) from other funds                        (138,663)         (252,174)          70,109             259,897
                                                        -------------------------------------------------------------------------
Total additions                                                  461,487           446,467           88,644           3,795,268

Deductions:
   Benefit payments                                              122,934           157,331          115,219           5,175,115
   Administrative expenses                                         2,687             2,991            1,992              71,694
                                                        -------------------------------------------------------------------------
Total deductions                                                 125,621           160,322          117,211           5,246,809
                                                        -------------------------------------------------------------------------

Net increase (decrease)                                          335,866           286,145          (28,567)         (1,451,541)
Net assets available for benefits at beginning of year         1,488,563         1,398,960          470,020          25,403,922
                                                        -------------------------------------------------------------------------
Net assets available for benefits at end of year              $1,824,429        $1,685,105         $441,453         $23,952,381
                                                        =========================================================================

                                                            Loan
                                                            Fund           Total
                                                       --------------------------------
Interest                                                $     83,631      $ 1,443,674
Dividends                                                          -          170,546
Appreciation (depreciation)                                        -          578,968
                                                       --------------------------------
Total investment (loss) income                                83,631        2,193,188

Contributions:
   Employer                                                        -          647,973
   Participants                                                    -        2,095,167
Transfer of assets (to) from other funds                      60,831                -
                                                       --------------------------------
Total additions                                              144,462        4,936,328

Deductions:
   Benefit payments                                          332,656        5,903,255
   Administrative expenses                                         -           79,364
                                                       --------------------------------
Total deductions                                             332,656        5,982,619
                                                       --------------------------------

Net increase (decrease)                                     (188,194)      (1,046,291)
Net assets available for benefits at beginning of year     1,459,277       30,220,742
                                                       --------------------------------
Net assets available for benefits at end of year          $1,271,083      $29,174,451
                                                       ================================


See accompanying notes.
                                                                             5

                       Golden Retirement Savings Program


                         Notes to Financial Statements

                               December 31, 1996


1. DESCRIPTION OF THE PLAN

The following description of the Golden Retirement Savings Program (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a contributory defined contribution plan covering all eligible employees of Golden Books Publishing Company, Inc., formerly known as Western Publishing Company, Inc. (the Company). The Company is a subsidiary of Golden Books Family Entertainment, Inc. (Parent Company) formerly known as Western Publishing Group, Inc. Employees of any United States subsidiary of the Parent Company which adopts the Plan, with the consent of the Company, who meet certain eligibility requirements are also eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each employee becomes a participant of the Plan on specified quarterly entry dates after meeting the following requirements:

a. Is a member of group of employees to which the Plan has been and continues to be extended by the participating company (employer), either unilaterally or through collective bargaining; and

b. Has completed six months of continuous employment (as defined in the Plan).

Participants may elect to make contributions to the Plan in amounts based on a percentage of compensation, as defined in the Plan. A participating employee's total contribution is limited to not less than 1% and not more than 16% of compensation. Income deferral contributions were limited to no more than $9,500 and $9,240 in 1996 and 1995, respectively, in accordance with the Internal Revenue Code (Code).

Each participating employer contributes to the Plan an amount equal to 50% of the first 6% of income deferral contributions made by or on behalf of the participant. Employer contributions are reduced by any forfeitures to be credited for the applicable period. Forfeitures of 1996 and 1995 totaled $141,523 and $27,475, respectively. Amounts credited to a participant's account are designated as "Plan Credits."

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and all or part of their account balances among any of the Plan's investment alternatives.

                       Golden Retirement Savings Program

1. DESCRIPTION OF THE PLAN (CONTINUED)

Interest, dividends and net realized and unrealized gains and losses on Plan investments are allocated to participants' accounts monthly based on their proportionate share of the applicable fund's assets.

If a participant's employment terminates for any reason other than retirement, disability or death, the participant is entitled to receive Plan Credits resulting from employer contributions which are then vested according to the following schedule:

                                                 Vested Percentage
          Years of Continuous                       of Employer
               Employment                       Contribution Account
 ---------------------------------------    -------------------------------

 Less than 1                                              0%
 1 but less than 2                                       25
 2 but less than 3                                       50
 3 but less than 4                                       75
 4 or more                                              100

Balances in a participant's income deferral contribution account, participant contribution account and prior plan account are fully vested at all times.

In the event of a participant's retirement, disability or death, Plan Credits not previously vested become fully vested and are not subject to forfeiture, and all Plan Credits become immediately distributable in the manner described below.

When a participant's employment terminates for any reason, all vested Plan Credits of the participant will be distributed to the participant or, in the event of death, to the beneficiary by one or both of the following methods:

a.   By a lump-sum distribution of any or all Plan Credits.

b. By applying the cash equivalent of any or all such Plan Credits towards the purchase of an annuity contract, subject to certain requirements as defined in the Plan.

A participant may elect to defer distribution of vested Plan Credits until age 70 1/2.

                       Golden Retirement Savings Program

                   Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

No more often than once per quarter, a participant may elect to withdraw all or any portion of the net credit balance in the participant's contribution account, prior plan account or rollover account. Participants may borrow, up to certain limits, against their account balance. The loan must be repaid over a period not to exceed 60 months unless the proceeds were used for the purchase of a primary residence, in which case it must be repaid within 240 months (360 months for loans made prior to October 18, 1989). Generally, loan repayments are made by payroll deduction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis for accounting.

INVESTMENTS

The Plan participates in investment accounts under the Western Publishing Group, Inc. Master Retirement Trust (the Master Trust). Investment income, realized gains and losses on investment transactions, expenses and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each fund under the Plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

VALUATION OF INVESTMENTS

Investments in the Master Trust pooled investment accounts and parent company stock are valued at fair value based on quoted redemption values on the last business day of the Plan year. Investments in guaranteed income contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest, less benefit payments. This is a fully benefit responsive investment contract, as that terminology is defined in AICPA Statement of Position (SOP) No. 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." As such, these contracts will continue to be carried at contract value. Participant loans are valued at the remaining unpaid principal amount of the loans, which approximates fair value.

                       Golden Retirement Savings Program

                   Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPENSES

Plan expenses are generally charged to the Plan.

BENEFITS PAYABLE

Net assets available for benefits included benefits of $606,991 and $951,469 due to participants who have withdrawn from participation in the Plan as of December 31, 1996 and 1995, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS IN MASTER TRUST

Assets held by the Master Trust, including a separate identification of those investments that represent 5% or more of the Master Trust's fair value of its total investments, at December 31, are as follows:

                                                                                1996            1995
                                                                          ---------------------------------
Investments in pooled investment funds, at fair value determined by quoted market price:
     Conservative Equity Fund (Evergreen Total Return Fund)                 $           -      $10,545,114
     Aggressive Equity Fund (Evergreen Fund)                                            -        9,909,884
     Bankers Trust Pyramid Directed Account Cash Fund                                   -       11,613,920
     Bankers Trust Pyramid Intermediate/Long-Term Bond Fund                             -        4,032,134
     Bankers Trust Pyramid Short /Intermediate Term Bond Fund                           -        4,029,000
     Bankers Trust Pyramid Equity Index Fund                                            -        4,025,762
     Bankers Trust Pyramid Discretionary Cash Fund                                      -              775

                       Golden Retirement Savings Program

                   Notes to Financial Statements (continued)


3. INVESTMENTS IN MASTER TRUST (CONTINUED)

                                                                                1996            1995
                                                                          ---------------------------------
Investments in pooled investment funds, at fair value determined by quoted market price continued:
     Putnam Funds:
       George Putnam Fund*                                                  $   6,577,962  $
                                                                                                         -
       Growth and Income Fund*                                                 13,275,325                -
       Investors Fund*                                                          7,510,088                -
       Global Growth Fund*                                                      5,362,965                -
       New Opportunities Fund*                                                 16,792,971                -
                                                                          ---------------------------------
                                                                               49,519,311       44,156,589
Less amounts allocated to other plans                                          37,339,787       37,309,676
                                                                          ---------------------------------
                                                                              $12,179,524     $  6,846,913
                                                                          =================================
                                                                                1996            1995
                                                                          ---------------------------------
Investments in guaranteed income contracts, at contract value:
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-1, 5.5%                                              $          -      $6,056,993
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-2, 5.5%                                                         -       3,255,475
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-3, 5.5%                                                         -         285,613
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-4, 5.5%                                                         -         292,362
   New York Life Insurance Company
     Contract #GA-06701-1, 5.47%                                                        -       3,033,171
   New York Life Insurance Company
     Contract #GA-06701-2, 5.47%                                                        -       1,557,061
   New York Life Insurance Company
     Contract #GA-06701-3-1, 5.47%                                                      -          90,145
   New York Life Insurance Company
     Contract #GA-06701-4, 5.47%                                                        -          51,088
   New York Life Insurance Company
     Contract #GA-06701-3-1, 6.40%*                                             4,739,091       5,765,430
   New York Life Insurance Company
     Contract #GA-06701-3-2, 6.40%                                              2,697,299       3,095,764
   New York Life Insurance Company
     Contract #GA-06701-3-3, 6.40%                                                 73,572          90,984
   New York Life Insurance Company
     Contract #GA-06701-3-4, 6.40%                                                 74,794          90,860
*Represents more than 5% of Master Trust total investments.

                       Golden Retirement Savings Program

                   Notes to Financial Statements (continued)


3. INVESTMENTS IN MASTER TRUST (CONTINUED)

Investments in guaranteed income contracts, at contract value continued:
     Continental Assurance Company
       Contract #GP-13137-006, 6.05%*                                       $   5,407,145     $ 6,463,809
     Continental Assurance Company
       Contract #GP-13137-016, 6.05%                                            4,187,693       4,408,975
     Continental Assurance Company
       Contract #GP-13137-026, 6.05%                                              195,310         216,837
     Continental Assurance Company
       Contract #GP-13137-036, 6.05%                                              263,779         263,718
     Hartford Life Insurance Company
       Contract #GA3-10145-AA, 5.94%*                                           6,416,004       7,110,444
     Hartford Life Insurance Company
       Contract #GA3-10145-A, 5.94%                                             1,927,949       2,863,962
     Hartford Life Insurance Company
       Contract #GA3-10145-AZ, 5.94%                                              163,288          183,196
     Hartford Life Insurance Company
       Contract #GA3-10145-01, 5.94%                                               64,511           77,574
     Metropolitan Life Insurance Company
       Contract #GA-13981-069, 7.47%                                            3,473,282        8,841,704
     Metropolitan Life Insurance Company
       Contract #GA-13981-169, 7.47%                                            2,072,688        4,598,941
     Metropolitan Life Insurance Company
       Contract #GA-13981-269, 7.47%                                              225,148          485,141
     Metropolitan Life Insurance Company
       Contract #GA-13981-369, 7.47%                                              232,182          480,348
     Metropolitan Life Insurance Company
       Contract #A-13823-069, 6.63%                                               800,845        1,006,357
     Metropolitan Life Insurance Company
       Contract #A-13823-169, 6.63%                                               627,239          682,122
     Metropolitan Life Insurance Company
       Contract #A-13823-269, 6.63%                                                38,082           40,443
     Metropolitan Life Insurance Company
       Contract #A-13823-369, 6.63%                                                69,252           70,807
     Other Investments                                                            717,399                -
                                                                          ---------------------------------
                                                                               34,466,552       61,459,324
     Less amounts allocated to other plans                                     20,110,271       40,997,024
                                                                          ---------------------------------
                                                                              $14,356,281      $20,462,300
                                                                          =================================

*Represents more than 5% of Master Trust total investments.

                       Golden Retirement Savings Program

                   Notes to Financial Statements (continued)


3. INVESTMENTS IN MASTER TRUST (CONTINUED)

Investments in the Parent Company's stock, at fair value determined by
   quoted market price                                                       $1,731,958        $1,021,222
Less amounts allocated to other plans                                         1,177,760           632,331
                                                                        -----------------------------------
                                                                            $   554,198       $   388,891
                                                                        ===================================

Loans receivable from participants, at estimated fair value                  $3,027,117        $3,367,681
Less amounts allocated to other plans                                         1,736,223         2,129,940
                                                                        -----------------------------------
                                                                             $1,290,894        $1,237,741
                                                                        ===================================

Interest and dividend income earned by the Master Trust during 1996 and 1995 was as follows:

                                                                              1996              1995
                                                                         ---------------- -----------------
Interest and dividend income earned by the Master Trust                       $6,320,426       $5,283,748
Less amount allocated to other plans                                           4,311,734        3,669,528
                                                                         ----------------------------------
                                                                              $2,008,692       $1,614,220
                                                                         ==================================

                       Golden Retirement Savings Program

                   Notes to Financial Statements (continued)


4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF MASTER TRUST INVESTMENTS

During 1996 and 1995, the Master Trust's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value and were allocated to the Plan as follows:

                                                                     Net Realized and
                                                                        Unrealized
                                                                       Appreciation
                                                                     (Depreciation) in
                                                                     Fair Value During     Fair Value at
                                                                         the Year           End of Year
                                                                    ---------------------------------------
Year ended December 31, 1996

Investments at fair value as determined by quoted market prices:
   Conservative Equity Fund (Evergreen Total Return Fund)               $    185,083         $         -
   Aggressive Equity Fund (Evergreen Fund)                                   244,399                   -

   Putnam Funds:
     George Putnam Fund                                                      131,763           6,577,962
     Growth and Income Fund                                                  325,334          13,275,325
     Investors Fund                                                         (131,110)          7,510,088
     Global Growth Fund                                                      (39,872)          5,362,965
     New Opportunities Fund                                               (1,213,686)         16,792,971

Investments in the Parent Company's stock, at fair value
   determined by quoted market price                                         435,108           1,731,958
                                                                    ---------------------------------------
                                                                             (62,981)         51,251,269
Less amounts allocated to other plans                                       (180,215)         38,517,547
                                                                    ---------------------------------------
                                                                        $    117,234         $12,733,722
                                                                    =======================================

                       Golden Retirement Savings Program

                   Notes to Financial Statements (continued)


4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF MASTER TRUST INVESTMENTS

                                                                     Net Realized and
                                                                        Unrealized
                                                                       Appreciation
                                                                     (Depreciation) in
                                                                     Fair Value During     Fair Value at
                                                                         the Year           End of Year
                                                                    ---------------------------------------
Year ended December 31, 1995

Investments at fair value as determined by quoted market prices:
   Conservative Equity Fund (Evergreen Total Return Fund)               $  1,144,873         $10,545,114
   Aggressive Equity Fund (Evergreen Fund)                                 1,720,461           9,909,884
   Bankers Trust Pyramid Directed Account Cash Fund                                -          11,613,920
   Bankers Trust Pyramid Intermediate/Long-Term Bond Fund                          -           4,032,134
   Bankers Trust Pyramid Short /Intermediate Term Bond Fund                        -           4,029,000
   Bankers Trust Pyramid Equity Index Fund                                         -           4,025,862
   Bankers Trust Pyramid Discretionary Cash Fund                                   -                 775
Investments in the Parent Company's stock, at fair value
   determined by quoted market price                                        (188,673)          1,021,222
                                                                    ---------------------------------------
                                                                           2,676,661          45,177,811
Less amounts allocated to other plans                                      2,097,693          37,942,007
                                                                    ---------------------------------------
                                                                        $    578,968         $ 7,235,804
                                                                    =======================================

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                       Golden Retirement Savings Program

                   Notes to Financial Statements (continued)


6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                   SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


June 30, 1997                       Golden Retirement Savings Program



                                    By:  /s/   Philip Galanes
                                             Philip Galanes
                                             Member of Benefits Plan
                                               Administration Committee

EXHIBIT INDEX



Exhibit
Number                  Document Description
------

23.1                Consent of Ernst & Young LLP
23.2                Consent of Deloitte & Touche